Exhibit 99.1

Vanc Pharmaceuticals Announces Health Canada Approval for 5 New Generic Molecules and Provides Commercialization Update

May 4, 2015 – Vanc Pharmaceuticals Inc. (“Vanc” or the “Company”) is pleased to announce that it has received Drug Identification Numbers (DIN) from Health Canada for 5 new generic molecules as an initial notice of consent for new drug submissions. These 5 molecules will comprise of 14 dosage forms across various therapeutic categories; including both chronic (long term) therapy and acute (short term) therapy.

Vanc will start manufacturing of these products once Notice of Compliance (NOC) is received from Health Canada, which is anticipated in the next few weeks.  The NOC from Health Canada provides the authorization for Vanc to market and sell the generic molecules in Canada.  “We are excited to continue growing our portfolio of generic drugs as we work towards commercialization this quarter,” said Arun Nayyar, CEO of Vanc.  “We will continue to expand our portfolio with niche market molecules that are applicable to the Canadian.”

Table 1.0 provides details on each of the molecules.

	Molecule Name	Presentations	Brand Reference
1	VAN-Citalopram	10 MG, 20 MG and 40 MG Tab	Celexa™
2	VAN- Olanzapine ODT	5 MG, 10 MG, 15 MG and 20 MG Tab	Zyprexa Zydis™
3	VAN- Ramipril Cap	1.25 MG, 2.5 MG, 5 MG, 10 MG and 15 MG Tab	Altace™
4	VAN- Zolmitriptan	2.5 MG Tab	Zomig™
5	VAN- Zolmitriptan ODT	2.5 MG Tab	Zomig Rapimelt™

Table 1.0

Further to the press release of January 14, 2015 the Company is pleased to report that it has began taking delivery of initial generic drug inventory from purchase orders placed with manufacturers earlier this year.  “We are happy to advise that our product inventory build-up is on schedule and we will be ready to ship some of these products to customers towards the end of Q2-2015,” said Nayyar.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

 Vanc Pharmaceuticals Inc.

  May, 4 2015

 News Release

As a part of the sales and marketing strategy the Company has hired a Manager of Sales and Marketing, who has over 15 years of experience as a Pharmacist with a multi-chain pharmacy.  The Company anticipates ramping up the sales team with additional hiring’s during Q3-2015.

On behalf of:

Vanc Pharmaceuticals Inc.

Aman Parmar

CFO and Director

aparmar@vancpharm.com

Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves VANC’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. VANC generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. The forward-looking statements in this release are based upon information available to VANC as of the date of this release, and VANC assumes no obligation to update any such forward-looking statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of VANC and are subject to risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.